UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,881,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,881,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of June 30, 2008 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $21,860,440. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

On July 1, 2008, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Board”) demanding that the Board take action to increase stockholder value and proposed certain plans to be considered. The Reporting Persons also stated that they are considering the possible commencement of a public consent solicitation for the purpose of amending the Issuer’s By-laws to allow stockholders to have a stronger voice in overseeing the Issuer as well as asking stockholders to approve certain resolutions, but have made no final decision to do so at this time.

A copy of the letter is attached hereto as Appendix X and is incorporated herein.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group beneficially own 2,881,632 shares of Common Stock, representing 6.4% of the outstanding shares of Common Stock. The 2,881,632 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,396,632 shares of Common Stock, and (b) options exercisable for 485,000 shares of Common Stock.

(b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,881,632 shares of Common Stock beneficially owned by them.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported on this Schedule 13D is attached hereto as Appendix I.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed)

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed)

Apendix X : Letter to the Issuer dated July 1, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 1, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

LIST OF TRANSACTIONS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
5/27/08	5,000	$8.8000	Open Market
5/28/08	25,000	$8.7427	Open Market
5/29/08	12,800	$8.7765	Open Market
5/30/08	6,500	$8.6769	Open Market
6/02/08	2,700	$8.6755	Open Market
6/03/08	5,000	$8.5500	Open Market
6/05/08	100	$8.5000	Open Market
6/06/08	10,000	$8.4684	Open Market
6/09/08	10,000	$8.1300	Open Market
6/09/08	10,000	$8.0620	Open Market
6/09/08	1,000	$8.1000	Open Market
6/11/08	10,000	$7.9961	Open Market
6/12/08	10,000	$7.9924	Open Market
6/13/08	6,753	$7.9981	Open Market
6/17/08	1,819	$7.9500	Open Market
6/18/08	10,000	$7.8527	Open Market
6/19/08	6,100	$7.7934	Open Market
6/20/08	5,013	$7.8000	Open Market
6/23/08	10,000	$7.7638	Open Market
6/24/08	10,000	$7.6543	Open Market
6/26/08	8,543	$7.6335	Open Market
6/27/08	15,000	$7.4603	Open Market
6/30/08	50,000	$7.0000	Open Market

APPENDIX X

July 1, 2008

The Board of Directors

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

Gentlemen:

As with our previous communications, we have attempted to provide constructive input to the Board of Directors (the “Board”) to help increase the value of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”). To that end, we have recently engaged in dialogue with the Company’s financial advisors, as well as the Company’s lead independent director, in which we discussed possible ideas that we believe would serve to increase the Company’s stock price. We have yet to see, however, any overt sign that the Board is doing anything to address the Company’s under-valuation, which is concerning in light of the rampant consolidation activity in the biopharma space.

As we have previously noted, given the disparate nature of Enzon’s many assets, there are a variety of alternatives that the Company could pursue that we believe would deliver value far in excess of the current stock price. While a spin-off may be a viable path towards creating value if it is implemented as part of a comprehensive plan, we strenuously disagree with the notion that the spin-off as proposed by the Company is the only possible means to deliver value.

We believe that now is the time for the Board to commit publicly to an immediate, comprehensive exploration of all strategic alternatives to deliver increased value to the stockholders of Enzon and to expand the role of Goldman, Sachs to advise an independent committee of the Board in the aggressive exploration of these alternatives. Concurrently, the Board should authorize a share repurchase program and pursue a mechanism to allow for the repurchase of shares while such strategic evaluation process is underway, as we see no better, risk-adjusted use of capital than the repurchase of shares trading at a discount, especially a discount as large as that at which Enzon trades.

While a sale of the Company in its entirety is one possible alternative, we are not advocating this as the only path to maximum value. If bids for the entire Company or other options prove unlikely to deliver sufficient value, we outline below a series of steps that should be considered. The following, while hypothetical, was developed with the goal of tax-efficiency and is subject to many assumptions:

1.	Engage Goldman Sachs to help an independent committee of the Board evaluate all strategic alternatives.
2.	Authorize an $80 million share repurchase program, to be implemented immediately.
3.	Pursue the monetization of a minimum of $70 million of the Company’s royalty streams.
4.

Increase authorization of the share repurchase program to a minimum of $150 million and continue to repurchase shares. Investigate the feasibility of effecting a Dutch Tender as a means of repurchasing shares.

5.	Commence a process of soliciting bids for the Company’s marketed products and royalty segments.
6.	Commence a process of establishing a wholly-owned biotechnology subsidiary and refine such subsidiary’s operating budget to contemplate a $75 million cash contribution from Enzon.

7.

Sell an equity stake of at least 19% in such biotechnology subsidiary either to a strategic partner or to a venture firm, with these proceeds to be added to the $75 million in cash at the biotechnology subsidiary.

8.	Investigate and effect a public “split-off” of the biotechnology subsidiary, whereby Enzon stockholders exchange shares of Enzon for shares of this subsidiary.
9.	Finalize the sale of the marketed products and royalty segments, which an acquiror at that point could purchase via an equity purchase of Enzon.

To be clear, this is not a ranking but a series of steps that could be pursued in the order denoted, and is only one path towards creating value. While it is subject to further analysis, it should still be considered as part of a comprehensive review.

Needless to say, we are steadfast in our resolve to see value delivered to the stockholders. If the Company does not immediately and convincingly commit to increase stockholder value, we will be forced to take other steps to protect and enhance the value of our investment in Enzon, including the possible commencement of a public consent solicitation for the purpose of amending the Company’s By-laws to allow stockholders to have a stronger voice in overseeing the Company, as well as asking stockholders to approve certain resolutions. It is our hope that the Board will address our concerns in a manner sufficient to make such public solicitation unnecessary.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager